

DIAMYD
MEDICAL

EX NOBEL COMMITTEE CHAIRMAN SELECTED FOR NEW SEAT ON DIAMYD MEDICAL'S BOARD

Press Release, Stockholm, Sweden – September 28, 2006 – Diamyd Medical AB **(SWEDEN OMXS: DIAM B; USA ADR: DMYDY)**

Diamyd Medical today announces that Professor Hans Wigzell MD, Ph.D has agreed, pending shareholder approval, to serve as a Director on the Board at Diamyd Medical AB. Having recently presented positive results in a phase II trial in type 1-diabetes patients with the GAD-based therapeutic Diamyd™, the appointment of professor Wigzell brings another experienced advisor to Diamyd as the Company now plans for international clinical trials and continues its discussions with potential licensing partners.

"The addition of Hans Wigzell to our Board of Directors greatly enhances the Company's network and knowledge base within biotech-pharma projects, businesses and science", says Anders Essen-Moller, president of Diamyd Medical. "Professor Wigzell is one of the most forward thinking and creative persons of our time. His insight and advice will prove to be invaluable when bridging business with science as we continue to build our Company."

"I have followed Diamyd Medical closely over the past 10 years and I am excited by the recent Phase II results from the type 1-diabetes study and am committed to do my best to contribute to this innovative and emerging company's continued success", says professor Wigzell.

Professor Wigzell will be adjuncted to Diamyd Medical's Board with immediate effect and formally proposed as a Director, up for election by the shareholders, at the next general assembly of shareholders on December 11.

About Professor Hans Wigzell
Hans Wigzell, MD, Ph.D was born in 1938 and appointed professor in immunology at the Uppsala University in 1972 and at the Karolinska Institute in 1982. Wigzell served as President of the Karolinska Institute between 1995 and 2004, as Chairman of the Nobel Prize Committee 1990-1992 and as President of the Nobel Assembly at the Karolinska Institute in1997.

Wigzell is currently Chief Scientific Advisor to the Swedish Government, and Senior Strategic Advisor to the Karolinska Institute. Wigzell is a scientific adviser to Biocon, Bangalore, India; and HBM Partners, Zürich, Swizerland and serves at the commercial Boards of Karolinska Innovation AB, Karolinska Development I and II AB, Biovitrum AB, Stockholm, Sweden; Raysearch AB, Stockholm, Sweden; and Intercell, Vienna, Austria.

About Diamyd Medical
Diamyd Medical is a Life Science company focused on developing treatments for diabetes and its complications. The Company's furthest developed project is the GAD-based drug Diamyd™ against autoimmune diabetes. Diamyd™ is currently involved in ongoing clinical Phase II trials of both type 1- and type 2-diabetes patients.

GAD65 is a dominating auto antigen in autoimmune diabetes and is the active substance in Diamyd™. GAD65 is also an enzyme that converts the excitatory neurotransmittor glutamate to the inhibitory transmittor GABA. In this context GAD may have an important role not only in diabetes, but also in several CNS-related diseases. Diamyd Medical has an exclusive world-wide license from the UCLA in Los Angeles regarding the therapeutic use of the GAD65 gene. It also has been granted a license from the University of Florida for the use of GAD in therapeutic applications related to the treatment of type 1-diabetes.

Diamyd Medical has outlicensed the use of the GAD65-gene to Neurologix Inc., New York, for treatment of Parkinson's disease and clinical Phase I studies are ongoing.

Other projects comprise drug development within gene therapy using the patent protected NTTDS system (Nerve Targeted Drug Delivery System). The projects mainly make use of Enkephalin and GAD and are targeted for chronic pain e.g. diabetes pain or cancer pain. All projects in this field are in preclinical phases.

Diamyd Medical has operations in Stockholm (Sweden) and in Pittsburgh (USA) and its shares are quoted at the Stockholmsborsen O-List (OMX:DIAM B). The Diamyd share is also traded in the US through a Level 1 ADR program administered by the Bank of New York. (ticker symbol: DMYDY). Further information is to be found on the Company's website; www.diamyd.com.

Contact Information

Anders Essen-Möller
President
Tel: +46 (0) 8-661-0026
Cell: +46-70-551-0679
E-mail: Anders.Essen-Moller@Diamyd.com

Diamyd Medical AB (publ). Linnégatan 89 B, SE-115 23 Stockholm, Sweden. Tel: +46 8 661 00 26, fax: +46 8 661 63 68 or email: info@diamyd.com. VATno: SE556530-142001.